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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MM Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Wall Street, Suite 805
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hinman Au, CEO 646-8680966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 02 2020
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hinman Au, CEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MM Global Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Hinman Au, CEO

Title

Benjamin 2/26/2020

Notary Public

GEORGINA BENJAMIN
Notary Public – State of New York
NO. 01BE6219092
Qualified in New York County
My Commission Expires Mar 22, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MM GLOBAL SECURITIES, INC.
(SEC I.D. NO. 8-11988)
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AND
REVIEW REPORT REGARDING EXEMPTION PROVISIONS

MM GLOBAL SECURITIES, INC

TABLE OF CONTENTS

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of MM Global Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MM Global Securities, Inc. as of December 31, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of a MM Global Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MM Global Securities, Inc.'s management. Our responsibility is to express an opinion on MM Global Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MM Global Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of MM Global Securities, Inc.'s financial statements. The supplemental information is the responsibility of MM Global Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as MM Global Securities, Inc.'s auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2020

MM GLOBAL SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$ 113,626
Deposit at clearing broker	18,140
Accounts Receivable	15,959
Prepaid expenses	4,563
Total Assets	$ 152,288

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 71,378
Total Liabilities	$ 71,378
Contingencies	
Stockholder's Equity:	
Common stock, no par value, 1,000 shares authorized, 500 shares issued and outstanding	1,000
Paid in Capital	1,318,970
Accumulated (deficit)	(1,239,060)
Total Stockholder's Equity	80,910
Total Liabilities and Stockholder's Equity	$ 152,288

See Independent Accountants' Report and Accompanying Notes

MM GLOBAL SECURITIES, INC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Commissions & Fees Income	$ 260,300
Margin Interest Income	751
Interest Income	1,751
Total Revenue	262,802
Expenses:	
Salaries & Wages	199,709
Clearing Charges	148,715
Rents	24,350
Insurance	468
Payroll taxes	14,474
Office supplies and expenses	6,168
Telephone Computer and Internet Expenses	45,229
Regulatory fees	7,305
Legal & Professional Fee	44,969
State and local income taxes & Licenses	67
Travel and Entertainment	5,641
Total Expenses	497,094
Net Loss	$ (234,292)

See Independent Accountants' Report and Accompanying Notes

MM GLOBAL SECURITIES, INC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash Flows (Used) by Operating Activities:	
Net Loss	$ (234,292)
Adjustment to reconcile net loss to	
net cash (used) by operating activities:	
Changes in operating assets and liabilities:	
Decrease in prepaid expense	(2,782)
Decrease in account receivables	(15,959)
(Increase) in Deposit at clearing broker	(15,010)
Inecrease in accounts payable and accrued expenses	65,200
Net Cash (Used) by Operating Activities	(202,843)
Cash Flows from Investing Activities:	-
Cash Flows from Financing Activities:	
Stockholder Capital Contributions	303,762
Net Cash Provided by Financing Activities	303,762
Net Increase In Cash	100,919
Cash, January 1, 2019	12,707
Cash, December 31, 2019	$ 113,626
Supplemental Disclosures of Cash Flow Information:	
Interest Paid During the Fiscal Year	-
Income Taxes Paid during the Fiscal Year	-

See Independent Accountants' Report and Accompanying Notes

MM GLOBAL SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Paid in capital	Accumulated (deficit)	Total Stockholder's Equity
Balance, January 1, 2019	$ 1,000	$ 1,015,208	$ (1,004,768)	$ 11,440
Net Loss	-	-	(234,292)	(234,292)
Stockholder Capital Contributions	-	303,762	-	303,762
Balance, December 31, 2019	$ 1,000	$ 1,318,970	$ (1,239,060)	$ 80,910

See Independent Accountants' Report and Accompanying Notes

1. ORGANIZATION AND NATURE OF BUSINESS

MM Global Securities, Inc (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC), is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company has adopted December 31 as its year end and during the year of 2019, the Company is engaged in a single line of business as a securities broker-dealer. The company clears all of its transactions through a security broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses another security firm for clearing.

The Company was incorporated in the State of Illinois on September 25, 1997 as Feil Daily Investment Co. The name was changed to Whitewood Group, Inc. during 2011. MMBD Trading Limited increased its ownership percentage to 100% in August 2017. The Company's Continuing Membership Application was approved by FINRA to operate as a broker-dealer in August 2017 and changed its name to MM iGlobal, Inc. in November 2017 pursuant to the ownership change. The Company changed its name to MM Global Securities, Inc. in March 2019.

2. SIGNIFICANT ACCOUNTING POLICIES

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenues

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an

entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Broker Dealer Commissions

The Company earns commissions through client transactions in stocks. Commissions revenue is recognized on trade date when the performance obligation is satisfied. Commissions revenue is paid on settlement date, which is generally two business days after trade date for equities

Cash and Cash Equivalents

The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The financial statements are presented in accordance with generally accepted accounting principles and prevailing industry practices, both of which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2019, as well as the reported amounts of revenues and expenses during the year then ended. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $60,388 which was $55,388 in excess of the amount required. Management has the wherewithal and plans to fund the operations of the Company for the next twelve months.

4. RENT

The Company leases its office facility under an operating lease amended to expire in July 2020. Future minimum lease payments under this operating lease as of December 31, 2019 are $14,490. Rent expense under this lease obligation for the year ended December 31, 2019 was $24,350.

5. INCOME TAXES

The company is subject to Federal, State, and Local income taxes on its net income. The company, however, had a loss for the year ending December 31, 2019 and, as a result, paid no income taxes.

The company has determined that there are no material uncertain tax positions that require recognition or disclosure in its financial statements.

As of December 31, 2019, the company had a Federal income tax Net Operating Loss (NOL) carry forward of $1,083,535. This NOL carry forward will expire on various dates from 2035 to 2039. Management believes that it is more likely than not that the benefit from this NOL carry forward will not be realized. Consiquently, a valuation allowance of 100% was applied against the deferred tax asset related to these NOL carry forward.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2019, the Company's federal and state tax returns generally remain open for the last three years.

6. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on a principal and agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

7. SUBSEQUENT EVENTS

The Company has made a review of material subsequent events from December 31, 2019 through the date of this report which is the date the financial statements were available to be issued. From December 31, 2019 through the date of this report, the Shareholder contributed $40,000 in additional capital. There were no other material subsequent events reportable during this period.

MM GLOBAL SECURITIES, INC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

NET CAPITAL:	
Total stockholder's equity	$ 80,910
Deductions and/or charges:	
Non-allowable assets:	(20,522)
Net capital before haircuts on securities positions	60,388
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 60,388
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 71,378
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 4,759
Minimum net capital required	$ 5,000
Excess net capital	$ 55,388
Net capital less greater of 10% of total AI or 120% of min. net capital	$ 53,250
Ratio of aggregate indebtedness to net capital is	1.18 to 1

The above computation does not materially differ from the December 31, 2019 unaudited computation of net capital filed electronically by the company on FOCUS Form X-17A-5 Part IIA :

Net Capital per December 31, 2019 Focus Filing	$ 60,388
Audit Adjustments	-
Net Capital post audit adjustments	$ 60,388

MM GLOBAL SECURITIES, INC
Schedule II
Year Ended December 31, 2019

Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control Requirements
Under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2019

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors of MM Global Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MM Global Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MM Global Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) MM Global Securities, Inc. stated that MM Global Securities, Inc. met the identified exemption provisions throughout the fiscal year ended December 31, 2019 without exception. MM Global Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about N4 Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2020

MM Global Securities

MM Global Securities, Inc
2 Wall Street, Suite 805
New York, NY 10005
646-868-0966
Member FINRA/SIPC

Rule 15c3-3 Exemption Report

MM Global Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims exemption from 17 C.F.R 240.15c3-3 under the following provisions of 17 C.F.R 240.15c3-3(k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R 240.15c3-3(k):(2)(ii) throughout the most recent fiscal year without exception.

I, Hinman Au, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________

Title: CEO

January 30, 2020